787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 1, 2016

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Funds (the “Registrant”)
Registration Statement on Form N-14 filed on July 1, 2016 (the “Registration Statement”)
Securities Act File No. 333-212392

Dear Ms. Dubey:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned on July 15, 2016 regarding the above-referenced Registration Statement.  The Registration Statement relates to the proposed acquisition by the Aberdeen Global Equity Fund (the “Global Equity Fund”), a series of the Registrant, of all of the assets and liabilities of the Aberdeen Global Natural Resources Fund (the “Global Natural Resources Fund” and together with the Global Equity Fund, the “Funds,” and each, a “Fund”), a series of the Registrant, in exchange for Class A, Class C, Class R, Institutional Class and Institutional Service Class shares of the Global Equity Fund (the “Reorganization”).  For your convenience, the substance of the Staff’s comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 1:                                                     In the section of the Important Shareholder Information entitled “Background,” please revise the language in the first paragraph to reflect that the Global Equity Fund has higher net expenses and net expense ratios, rather than “the same or higher,” to correspond to the information provided in the fee table.

Response:                                                                                        The Registrant has revised the disclosure in the above-referenced section to reflect that Global Natural Resources Fund shareholders can expect to pay higher net expenses when they become shareholders of the combined Fund, but has not changed the disclosure relating to the comparison of the net expense ratios of the Global Natural Resources Fund and the Global Equity Fund, since the net expense ratios of the Institutional Service Class of each Fund (based on actual expenses for the six months ended April 30, 2016 (annualized)) are the same.

Comment No. 2:                                                     In the section of the Important Shareholder Information entitled “Level of Service and Expenses,” please remove the language “other than Class A shareholders” from the third paragraph, as Class A shareholders will also experience an increase in net expense ratios as a result of the organization.

Response:                                                                                        The Registrant has removed the above-referenced language.

Comment No. 3(A):                                    In the Combined Proxy Statement/Prospectus, the investment strategies of each Fund include disclosure that “A company will be considered a non-U.S. company if Fund management determines that the company meets one or more of the following criteria: the company […] alone or on a consolidated basis derives the highest concentration of its annual revenue or earnings or assets from goods produced, sales made or services performed in a country outside the U.S.” (emphasis added). The Staff believes that an issuer should meet the applicable criteria on its own, not as part of a conglomerate. Please remove the phrase “or on a consolidated basis.”

Response:                                                                                        The Financial Accounting Standards Board (“FASB”) stated in “Accounting Research Bulletin 51: Consolidated Financial Statements” that the purpose of consolidated statements is to present, primarily for the benefit of the shareholders and creditors of the parent company, the results of operations and the financial position of a parent company and its subsidiaries essentially as if the group were a single company with one or more branches or divisions. The Registrant notes that a Fund may invest in securities of a parent company that operates through its subsidiaries and therefore issues consolidated financial statements. The Registrant respectfully submits that it believes it is reasonable that such consolidated financial statements would be used to determine the annual revenues and earnings of the parent company and from what country or countries such revenue or earnings were derived.  A subsidiary company in which a Fund may invest would not meet this criterion based on a combination of its and its parent company’s earnings and revenues. The Registrant will consider removing the phrase “alone or on a consolidated basis” from the applicable disclosure for the Global Equity Fund in the Registrant’s next annual update to the Registration Statement.

Comment No. 3(B):                                    Each Fund’s investment strategies also include as criteria that a company “issues securities denominated in the currency of a country outside the U.S.” Please explain how this factor is sufficient on its own to determine the economic ties of a company.

Response:                                                                                        The strategies state that a company is considered to be a non-U.S. company based on “one or more” of certain criteria.  The Registrant submits that the above-referenced criterion would not be considered on its own for purposes of determining whether a company is a non-U.S. company.

Comment No. 4:                                                     In the section of the Combined Proxy Statement/Prospectus entitled “What are the fees and expenses of the Fund and what can I expect them to be after the Reorganization?”, please remove the pro forma fee tables and examples based on information for the fiscal year ended October 31, 2015, and include only the information based on the six months ended April 30, 2016.

Response:                                                                                        The Registrant has removed the pro forma fee tables and examples based on information based on the fiscal year ended October 31, 2015.

Comment No. 5:                                                     With respect to footnotes 3 and 4 to the fee tables of each Fund based on the six months ended April 30, 2016, please revise the last sentence to reflect that “Aberdeen Funds is authorized to reimburse AAMI for management fees previously limited and/or for expenses previously paid by AAMI, provided, however, that any reimbursements must be paid at a date not more than three years after the date when AAMI limited the fees or reimbursed the expenses and the reimbursements do not cause a Class to exceed the lesser of the applicable expense limitation in the contract at the time the fees were limited or expenses are paid or the applicable expense limitation in place at the time the expenses are being recouped by the Adviser” (emphasis added). See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV-73, which remind registrants that they cannot recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap.

Response:                                                                                        The Registrant respectfully declines to make the requested change, as the current language accurately reflects the expense limitation agreement between the Adviser and the Funds. The Registrant notes, however, that AAMI would be required to comply with any expense limitation agreement in place at a later date.

Comment No. 6:                                                     In the narrative related to the capitalization table under the section “What are the capitalizations of the Funds and what might the capitalizations be after the Reorganization?”, please disclose that the Global Equity Fund will be the accounting survivor of the Reorganization.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 7:                                                     In the disclosure of Temporary Investments under the section “What are the Differences in the Funds’ Additional Investments, Investment Techniques and Risks?”, shares of other investment companies are indicated as a cash or money market cash equivalent. The Staff does not view equity securities as appropriate temporary investments and requests that this disclosure be revised.

Response:                                                                                        The Registrant respectfully declines to make the requested change at this time, but will consider removing the bullet point from the applicable disclosure in the Global

Equity Fund’s prospectus during the Registrant’s next annual update to the Registration Statement.

Comment No. 8:                                                     The Staff notes that the section of the Combined Proxy Statement/Prospectus entitled “Accounts with Low Balances” describes a $5 quarterly fee for accounts with low balances. Please add this fee as a line item in the fee table for both Funds as required by Form N-1A.

Response:                                                                                        Instruction 2(d) to Item 3 of Form N-1A provides in relevant part:  “Disclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed. . . . If an account fee is charged only to accounts that do not meet a certain threshold (e.g., accounts under $5,000), the Fund may include the threshold in a parenthetical to the caption or footnote to the table.”  Each Fund charges the $5 quarterly fee to accounts with a balance of less than $1,000, subject to certain exceptions.  Consequently, the Registrant respectfully submits that a typical investor in a Fund will not be charged this account fee, and that including the account fee in either the fee table or in a footnote would be misleading to the typical investor in a Fund that is not charged this account fee.

Comment No. 9:                                                     In the section of the Combined Proxy Statement/Prospectus entitled “Voting Information — What vote is necessary to approve the Proposal? — Quorum; Adjournment,” please remove the language that permits proxies to adjourn the Meeting if sufficient votes to approve the Proposal are not received, or alternatively set forth the adjournment as a separate proposal on the proxy card. See Exchange Act Rule 14a-4(a)(3), which requires that a form of proxy identify clearly and impartially each separate matter intended to be acted upon.

Response:                                                                                        The Registrant has set forth adjournment as a separate proposal.

Comment No. 10:                                              Please revise the industry classifications for purposes of each Fund’s concentration policy.  Please combine “natural gas distribution” and “natural gas pipeline” into one industry, or explain why they should remain separate industries.  Please explain why “combined electric and combined gas” is a separate industry from the electric and natural gas industries already listed.  Please explain the meaning of “captive borrowing conduit.”  Please combine “equipment finance, premium finance, leasing finance, consumer finance and other finance” into one industry, or explain why they should remain separate industries. The Staff understands that these investment restrictions cannot be changed without shareholder approval, and accordingly the Staff requests a representation that the next time the Global Equity Fund seeks any shareholder vote, the Global Equity Fund will seek a vote to amend this concentration policy in order to remove this sentence or revise it to better categorize the industries so that the Global Equity Fund does not have freedom of action to concentrate industries.

Response:                                                                                        Each Fund’s fundamental investment restriction relating to concentration is consistent with that of other existing Aberdeen Funds.  All of the Aberdeen Funds, including the Global Natural Resources Fund and the Global Equity Fund, rely on a third party industry classification system (e.g., GICS or Barclays Live) for industry concentration tests, notwithstanding the statement defining separate industries contained in the fundamental restriction.  The Registrant represents that the Global Equity Fund will consider seeking a vote to amend this concentration policy the next time it seeks a shareholder vote.

Comment No. 11:                                              In the Q&A, with respect to the answer to “Q. Will the Target Fund pay for this proxy solicitation or for the costs of the Reorganization?”, please confirm whether there are expected to be any realized gains as a result of sales of securities to realign the portfolio of the Target Fund following the Reorganization. If so, please disclose the total estimated aggregated realized gains and the per share amount in the answer.

Response:                                                                                        The requested disclosure has been added.

Comment No. 12:                                              In the discussion in the Combined Proxy Statement/Prospectus under “How do the Funds’ portfolio turnovers compare?”, please confirm whether the portfolio turnovers listed for the Target Fund and Acquiring Fund should be reversed.

Response:                                                                                        The Registrant has revised the disclosure to accurately reflect the applicable turnover rates.

Comment No. 13(A):                             In the section entitled “Pro Forma Financial Information” in the Statement of Additional Information, please explain how the narrative presentation of the pro forma financial information is in compliance with Rule 11-02(b)(1) of Regulation S-X, which permits that a narrative description of the pro forma effects of the transaction may be furnished in lieu of pro forma financial statements under certain circumstances (i.e., where a limited number of pro forma adjustments are required and those adjustments are easily understood).

Response:                                                                                        The Registrant confirms that a limited number of pro forma adjustments were required with respect to the transaction and therefore the narrative description is appropriate.  The Target Fund and the Acquiring Fund have the same class structure, similar fees, the same service providers, the same valuation and other policies and are similar funds. Therefore, there were only limited pro forma adjustments needed; the adjustments that were made pertained mainly to the Schedule of Investments in order to reflect the Target Fund’s concentration in the natural resources industry.  The Registrant submits that with the addition of language in response to Comment 13(B), these adjustments are appropriately explained in a narrative format.

Comment No. 13(B):                             In the narrative description of the pro forma effects of the transaction, please provide disclosure of information related to portfolio realignment, if any, that will take place after consummation of the merger. The following four items should be included: (i) the reasons for portfolio realignment, (ii) the extent and cost of portfolio realignment, (iii) the percentage of the target company’s portfolio that is expected to be sold as a result of portfolio realignment and an estimate of the related realized gains expected to result from such sales, and (iv) a statement that total merger costs do not reflect commissions that would be incurred during portfolio realignment.

Response:                                                                                        The Registrant has added discussion of the above-referenced factors to the narrative description of the pro forma financial information.

Comment No. 14:                                              In the fifth paragraph of the section entitled “Pro Forma Financial Information” in the Statement of Additional Information, please revise to show pro forma information as of April 30, 2016 only, and remove such information as of October 31, 2015, as the Staff’s view is that this is too much information and may be confusing for shareholders.

Response:                                                                                        The Registrant has revised this paragraph to refer to pro forma information as of April 30, 2016 only.

*         *         *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8992.

Sincerely,

/s/ Jessica A. Herlihy
Jessica A. Herlihy

cc:                                Lucia Sitar, Esq., Aberdeen Asset Management Inc.
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP